SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular
Participações S.A.

Quarterly Financial Information
for the Three-month Period
Ended June 30, 2003
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Telesp Celular Participações S.A.
São Paulo - SP

1.

We have reviewed the accompanying quarterly financial information of Telesp Celular Participações S.A. (the “Company”) and its subsidiaries as of and for the six-month period ended June 30, 2003, consisting of the individual and consolidated balance sheets as of June 30, 2003, and the related statements of operations for the six-month period then ended, the performance report and relevant information, prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas on the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.

We had previously audited the individual and consolidated balance sheets as of March 31, 2003, and the individual and consolidated statements of operations for the six-month period ended June 30, 2002, presented for comparative purposes, and our reports thereon, dated April 25, 2003 and July 26, 2002, respectively, were unqualified.

5.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 18, 2003

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience (Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company which, as of June 30, 2003, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is wholly-owned by Brasilcel N.V.

Brasilcel N.V. is controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. (“TC”), and, as of December 27, 2002, Global Telecom S.A. (“GT”), which provide, through authorizations or concessions, wireless communication services in the States of São Paulo, Paraná and Santa Catarina, including related services.

On April 10, 2003, the National Telecommunications Agency (ANATEL) approved the transfer of the equity interest held by BID S.A. in Tele Centro Oeste Celular Participações S.A. (“TCO”), and, as a result, on April 25, 2003, the Company acquired 61.10% of the voting capital and 20.37% of the total capital of TCO.

In its turn, TCO is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and owns 100% of Norte Brasil Telecom S.A. These companies provide, through authorizations or concessions, wireless communication services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará and Maranhão, respectively, including related services.

Telecommunications services provided by the subsidiaries, including related services, are regulated by ANATEL, as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 and February 3, 2003 ANATEL and the subsidiaries TC, GT and TCO and their subsidiaries signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the official government newspaper on December 12, 2002 and February 5, 2003.

Authorizations granted to the subsidiaries TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

Authorizations granted to TCO and its subsidiaries Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. are valid for the remaining period of the concessions previously granted and currently replaced, to July 24, 2006, October 29, 2008, September 28, 2009, March 30, 2009, July 21, 2009, July 15, 2009, and November 29, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

Joint venture

On December 27, 2002, the assets held by the shareholders PT Móveis - Serviços de Telecomunicações, SGPS (“PT”), and Telefónica Móviles S.A. (“TEM”) in the Brazilian wireless communication market, for the direct and indirect equity interests in the Company, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., based in the Netherlands, to form a joint venture.

Senior management of the companies involved believe that all companies will benefit from this process, particularly from the synergies achieved with increased operating volumes and standardization of operating processes, which may result in certain periodic adjustments.

Merger

On December 27, 2002, the Company purchased the remaining 51% of the outstanding common stock (17% of total capital) of the holding companies Daini do Brasil S.A., Globaltelcom Telecomunicações S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações which together held the controlling interest in Global Telecom S.A.

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into their investee, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

Acquisition of equity interests - Tele Centro Oeste

On April 25, 2003, under the terms of the Preliminary Contract for Purchase and Sale of Shares and of the Contract for Purchase and Sale of Shares, the control of Tele Centro Oeste Participações S.A. (“TCO”) was transferred, after respective satisfaction of the conditions precedent and including, on that date, financial settlement of the operation and transfer to the Company of the shares representing the controlling interest in TCO.

The price of the controlling shares, plus interest provided for under the final contract, was approximately R$1,506 million, equivalent to R$19.48719845 per thousand common shares, of which approximately R$927 million was paid to the sellers and the remaining balance will be paid in installments under the terms and conditions of the final contract.

TCP will undertake, within the terms and provisions of prevailing legislation, a public offer for acquisition of the remaining common stock due to the acquisition of the controlling interest, as well as an exchange of shares as already disclosed in the relevant event published on January 16, 2003.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices as defined by corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include:

  As of June 30, 2003, balances and transactions of the subsidiaries TC and GT (which became a subsidiary on December 27, 2002), of TCO (which became a subsidiary on April 25, 2003) and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. TCO’s result for this period comprises only the months of May and June 2003.

  As of June 30, 2002, balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. GT’s results for this period are reflected in the statement of operations under the equity method.

The financial statements as of March 31, 2003 and June 30, 2002 have been reclassified, where applicable, for comparability.

In consolidation, all intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of the quarterly financial statements as of June 30, 2003 are basically those described in the financial statements as of December 31, 2002, except for: (a) revenue from prepaid cellular phone recharges which since January 1, 2003 is being deferred and recorded in income as the credits are effectively used; the effect of this change is a reduction in income of approximately R$37 million, net of tax effects, and (b) deferral of the subsidy on sales of terminals to dealers which is recorded in income as terminal activation occurs, generating an increase in income of approximately R$8 million, net of tax effects.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Cash and banks	765	91	68,719	4,755
Temporary cash investments	1,404	134,205	989,234	254,696

Total	2,169	134,296	1,057,953	259,451

Temporary cash investments refer principally to fixed-income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

5. SECURITIES

			Consolidated
Debentures	Interest rate	Maturity	06.30.03

FIXCEL S.A.	100% CDI plus 2% p.a.	August 8, 2003	223,522

		Total	223,522

TCO, directly and through its subsidiaries, acquired debentures issued by FIXCEL S.A. in the amount of R$660,000, of which R$470,000 on July 2, 2002 and maturing on June 27, 2003, when they were effectively settled, and R$190,000 on August 13, 2002, maturing on August 8, 2003. The debentures have floating guarantee on the FIXCEL S.A. assets and guarantee from Splice do Brasil Telecomunicações e Eletrônica S.A.

On April 25, 2003, with the transfer of the ownership control, TCP became the guarantor for the settlement of debentures issued by FIXCEL S.A. held by TCO.

6. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated

	06.30.03	03.31.03

Unbilled amounts	164,193	120,046
Billed amounts	382,192	231,362
Interconnection	243,066	157,207
Products sold	238,874	183,537
Allowance for doubtful accounts	(141,147)	(107,064)

Total	887,178	585,088

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	06.30.03	06.30.02

Initial balance	120,135	103,642
Provision for doubtful accounts	6,906	21,442
Write-offs (Q1)	(19,977)	(13,031)

Balance as of March 31 (Q1)	107,064	112,053
Provision for doubtful accounts (Q2)	29,719	22,324
Write-offs (Q2)	(25,233)	(13,241)
Inclusion of Tele Centro Oeste Celular Participações S.A.	29,597	-

Balance as of June 30 (Q2)	141,147	121,136

7. INVENTORIES

	Consolidated

	06.30.03	03.31.03

Digital handsets	230,995	227,199
Other	13,524	3,366
Allowance for obsolescence	(32,435)	(30,226)

Total	212,084	200,339

8. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Recoverable income and social contribution taxes	136,785	130,560	186,157	138,643
Withholding income tax	30,567	1,924	69,380	3,616
Recoverable ICMS (State VAT)	-	-	148,579	103,643
Recoverable PIS and COFINS (taxes on revenue) and other	-	789	1,080	2,422

Recoverable taxes	167,352	133,273	405,196	248,324
Deferred income and social contribution taxes	419	419	1,093,942	1,001,851

Total	167,771	133,692	1,499,138	1,250,175

Current	167,352	133,273	570,742	362,962
Noncurrent	419	419	928,396	887,213

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Merged tax credit (corporate restructuring)	-	-	676,062	702,403
Merged TCO tax credit	-	-	32,915	-
Tax loss carryforwards	419	419	227,850	154,951
Allowance reserve for:
Inventory obsolescence	-	-	9,184	8,643
Contingencies	-	-	44,224	20,954
Doubtful accounts	-	-	34,197	23,971
Network costs and customer discounts - Peg&Fale	-	-	3,253	4,066
Derivative transactions	-	-	51,430	82,546
Profit sharing program	-	-	1,866	6,654
Other	-	-	12,961	(2,337)

Total deferred taxes	419	419	1,093,942	1,001,851

Current	-	-	225,576	160,154
Noncurrent	419	419	868,366	841,697

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)

Tax loss carryforwards of the subsidiary TC will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in five years.

b)

The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 30) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period. The merged tax credit of subsidiary TCO is being realized proportionally to the goodwill amortization and will be recovered until December 2004.

c)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies approved by the Board of Directors indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. The Company expects to recover the tax credits as follows:

Year	Consolidated

2003	96,955
2004	222,454
2005	237,093
2006	224,501
2007	126,895
2008 and 2009	186,044

Total	1,093,942

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

9. PREPAID EXPENSES

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

FISTEL fees	-	-	74,349	100,064
Financial charges	7,765	8,223	13,670	14,670
Commercial incentives	-	-	20,564	27,695
Subsidies for products	-	-	11,460	21,650
Prepaid service bonuses to be granted	-	-	60,668	-
ICMS (State VAT) on prepaid services	-	-	36,491	32,912
Other	-	-	5,013	1,544

Total	7,765	8,223	222,215	198,535

Current	7,044	8,223	210,210	183,562
Noncurrent	721	-	12,005	14,973

10. OTHER ASSETS

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Advance for purchase of shares	-	-	42,242	-
Credits with suppliers	-	-	27,059	1,039
Credits with dealers	-	-	2,383	2,383
Escrow deposits	-	-	25,669	4,322
Tax incentives	-	-	3,942	1,419
Advances to employees	-	-	6,152	-
Other	2,135	2,041	8,312	3,897

Total	2,135	2,041	115,759	13,060

Current	189	95	41,950	6,652
Noncurrent	1,946	1,946	73,809	6,408

11. INVESTMENTS

a) Investments in subsidiaries

	Common	Preferred
	stock	stock	Total
Investee	interest (%)	interest (%)	interest

Telesp Celular S.A.	100	100	100
Global Telecom S.A.	100	100	100
Tele Centro Oeste Celular Participações S.A.	61	-	20.37

b) Number of shares held

Investee	Common	Preferred	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,172	6,343	9,515
Tele Centro Oeste Celular Participações S.A.	77,256,410	-	77,256,410

c) Information on subsidiaries

Investee	Shareholders' equity - 06.30.03	Net income (loss) - semester ended 06.30.03

Telesp Celular S.A.	3,112,074	215,483
Global Telecom S.A.	496,190	(333,043)
Tele Centro Oeste Celular Participações S.A.	1,432,976	76,924 (*)

(*) Refers to net income for May and June 2003.

d) Components and changes

Investments of TCP are comprised of interests in the capital of the subsidiaries TC, GT and TCO, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Investments in subsidiaries	3,692,274	3,884,114	-	-
Goodwill paid on investment acquisition	2,298,825	1,077,022	2,399,273	1,172,292
Advance for future capital increase	620,909	595,474	-	-
Reserve for investment losses	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	63	69	254	69

Investment balance	6,162,456	5,107,064	1,949,912	722,746

Changes in investment balances for June 30 and March 31, 2003:

	Company

	06.30.03	03.31.03

	Investment	Investment

Investment initial balance	5,107,064	5,133,222
Equity pick-up	(75,849)	(26,158)
Interest on capital and dividends received	(377,562)	-
Goodwill paid on investment acquisitions (TCO)	1,242,513	-
Amortization of goodwill paid on investment acquisitions	(20,709)	-
Reserve for investment losses	-	-
Advance for future capital increase	25,436	-
Investments in subsidiaries	261,095	-
Interest on capital and expired dividends (subsidiary)	474	-
Write-off of other investments	(6)	-

Investment ending balance	6,162,456	5,107,064

The goodwill paid on the acquisition of GT, in the amount of R$1,077,022, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

The goodwill paid on the acquisition of 20.37% of the total capital of TCO (equivalent to 61.10% of common shares), amounting to R$1,242,513, was based on the expectation of future profitability (R$1,110,455, to be amortized over ten years starting in May 2003), appreciation of TCO operating license (R$127,506 to be amortized over the remaining license period) and asset appreciation of real properties (R$4,552, to be amortized over the remaining useful lives of these properties). These amortizations started in May 2003.

12. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		06.30.03			03.31.03

	Annual rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	4 to 20	3,899,605	(2,086,816)	1,812,789	1,537,741
Switching equipment	10 to 16.67	1,526,298	(668,410)	857,888	699,993
Infrastructure	2.86 to 20	1,208,059	(395,133)	812,926	721,914
Land	-	47,776	-	47,776	39,851
Software use rights	20	883,477	(348,662)	534,815	485,855
Buildings	2.86 to 4	161,307	(27,389)	133,918	115,382
Terminals	50 to 66.67	159,198	(98,332)	60,866	50,538
Concession license	6.67	976,477	(333,086)	643,391	610,648
Other assets	4 to 20	311,211	(145,401)	165,810	140,923
Assets and construction in progress	-	254,735	-	254,735	228,641

		9,428,143	(4,103,229)	5,324,914	4,631,486
Allowance for loss		(19,859)	-	(19,859)	(19,859)

Total		9,408,284	(4,103,229)	5,305,055	4,611,627

The subsidiaries’ managements are conducting studies to evaluate the useful lives of their property items. Possible effects resulting from these studies that may change the useful lives of the assets will be recognized in the financial statements for 2003.

Starting January 1, 2003, the useful life of terminals was reduced to 18 months, in order to better reflect the state of operations. The effect of this reduction in the six-month period represented an increase in depreciation expense of R$21,261 (R$6,901 for the quarter), compared to the same period last year.

13. DEFERRED CHARGES

	Consolidated

	Annual amortization rate - %	06.30.03	03.31.03

Preoperating costs:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	184,430
General and administrative expenses	10	71,693	43,633

		353,320	308,559

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	10,967	10,460

		448,552	403,284

Accumulated amortization:
Preoperating costs		(131,832)	(108,404)
Goodwill - Ceterp Celular S.A.		(21,768)	(19,661)
Goodwill		(4,066)	(3,541)

		(157,666)	(131,606)

Total, net		290,886	271,678

(*) According to contractual terms.

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Suppliers	3,779	17,585	589,731	535,086
Investment acquisition - TCO (*)	650,632	-	650,632	-
Interconnection	-	-	56,804	30,530
Profit sharing program	-	-	6,950	3,616
Other	65	132	23,457	20,808

Total	654,476	17,717	1,327,574	590,040

(*) As discussed in Note 1, the amount of R$650,632 referring to the acquisition of ownership control of TCO will be paid until April 2004, and is subject to CDI variation plus 2% to 4.5% per annum and 108% to 110% of CDI.

15. TAXES PAYABLE

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

State VAT (ICMS)	-	-	265,553	177,742
Income and social contribution taxes	-	-	47,257	-
Taxes on revenue (PIS and COFINS)	1,355	-	40,646	34,902
FISTEL fees	-	-	24,226	1,297
FUST and FUNTTEL	-	-	3,870	1,096
Other taxes	550	644	9,024	1,647

Total	1,905	644	390,576	216,684

Current	1,905	644	247,928	83,314
Long term	-	-	142,648	133,370

Of the long-term portion: (a) R$123,155 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, with supplementary authorization in November 2000. Among other benefits, this agreement stipulates the due date of ICMS is the 49th month following that in which the ICMS is determined, among other benefits, and (b) R$6,418 refers to ICMS - “Programa Teleproduzir” arising from an agreement made with the Goiás State Government, for deferral of ICMS payments, entered into on December 16, 2001. This agreement stipulates that the ICMS used as a tax credit will be paid in 84 monthly installments, with a grace period of 12 months from the date of final credit use.

16. LOANS AND FINANCING

a) Composition of debt

			Company		Consolidated

Description	Currency	Annual charges - %	06.30.03	03.31.03	06.30.03	03.31.03

Financial institutions:
Letter of credit	US$	-	44,273	51,689	82,987	96,888
Compror	US$	5 to 16.83	-	-	28,894	33,734
BNDES	R$	TJLP + 3.5 to 4	-	-	191,282	-
Finem - BNDES	R$	TJLP + 4/
		UMBNDES + 3.6	-	-	605,447	655,543
Finimp	US$	3.35 to 3.45 + Libor	-	-	22,263	25,993
Finimp	US$	2 to 7 + Libor	-	-	120,700	-
Promissory notes	R$	111 of CDI	700,000	700,000	700,000	700,000
Resolution No. 63	US$	5.0 to 16.83	314,285	50,297	718,463	622,775
Resolution No. 63		¥1.05	80,823	95,755	91,836	108,802
Resolution No. 2,770	US$	US$ + 7.41 in average	-	-	31,297	-
BNDES	UMBNDES	BNDES basket variation
		+ Funding rate +3.5	-	-	17,522	-
Export Development	US$	3.90 to 5.0
Corporation - EDC		+ Libor	-	-	145,250	-
Floating rate notes	US$	6.75	430,800	-	430,800	-
Suppliers:
NEC do Brasil	US$	7.30	-	-	19,455	27,256
Affiliated companies:
Commercial Paper	US$	9.5	-	-	344,640	402,372
Resolution No. 4,131		€7.0 + Euribor	-	-	147,571	163,410
Resolution No. 4,131	US$	13.25	-	-	258,480	301,779
Floating rate notes		€7.0 + Euribor	1,377,572	1,525,428	1,377,572	1,525,428
Other	R$	FGV Column 20	-	-	2,036	-
Accrued interest			83,515	32,449	129,105	72,100

Total			3,031,268	2,455,618	5,465,600	4,736,080

Current			1,222,895	930,190	2,364,258	2,419,190
Long term			1,808,373	1,525,428	3,101,342	2,316,890

TJLP - Brazilian long-term interest rate.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

	06.30.03

Year	Company	Consolidated

2004	1,808,373	1,948,261
2005	-	308,469
2006	-	149,996
2007	-	694,616

Total	1,808,373	3,101,342

c) Restrictive clauses

  GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at June 30, 2003 was R$290,942. As of that date, various loan covenants were not being complied with by GT. No adjustment related to this matter was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 30, 2003.

  TCO has loans with the National Bank for Economic and Social Development (BNDES) and with the Export Development Corporation (EDC), the balances of which at June 30, 2003 were R$208,804 and R$145,250, respectively. As of that date, various loan covenants were complied with by the Company.

d) Hedging

  As of June 30, 2003, the Company and its subsidiaries have exchange contracts in the amounts of US$953,513,000, ¥3,828,250,000 and €487,808,000 to hedge against exchange rate fluctuations on foreign currency obligations. At June 30, 2003, the Company and its subsidiaries recognized accumulated net unrealized gains of R$701,559 (R$1,599,291 at March 31, 2003) on these hedges, represented by balance of R$1,076,004 (R$1,703,474 at March 31, 2003) in assets, of which R$36,524 (R$18,151 at March 31, 2003) in current and R$1,039,480 (R$1,685,323 at March 31, 2003) in noncurrent, and by balance of R$370,817 (R$104,183 at March 31, 2003) in current liabilities and R$3,628 in long-term liabilities.

17. OTHER LIABILITIES

	Consolidated

	06.30.03	03.31.03

Premium on sale of call option (a)	14,932	17,919
Network costs and customer discounts (b)	9,567	11,957
Accrual for customer loyalty program (c)	8,151	7,031
Liabilities with customers	8,052	143
Other	8,991	168

Total	49,693	37,218

Current	45,769	31,245
Long term	3,924	5,973
(a)

In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

(b)	Relates to prepaid service bonuses to be granted to customers.

(c)

GT and TCO have a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and others). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated

	06.30.03	03.31.03

Labor	1,826	422
Civil	11,990	9,209
Tax	77,030	65,511
Other	89,844	-

Total	180,690	75,142

Current	40,078	40,578
Long term	140,612	34,564

a) Tax

The principal tax contingencies of the subsidiaries are described below:

State VAT (ICMS)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian States approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

Management believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority, (b) their interpretation would subject certain services to taxation which are not considered telecommunication services, and (c) new taxes may not be applied retroactively. In addition, the Company believes that Telecomunicações de São Paulo S.A. - TELESP, the legal predecessor of TC, and the companies that are predecessors of the operators controlled by TCO would be liable for any obligation in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No reserve for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

TC and the operators controlled by TCO, based on legal counsel’s opinion, reversed the reserve amounts of R$69,853 and R$4,925, respectively.

In the period from August 1999 to December 2001, GT was granted a tax benefit which reduced ICMS payable in the State of Santa Catarina, according to article 7 of the ICMS tax regulations/Santa Catarina. However, article 30 of the regulations provides for the reversal of credits in excess of benefits used. The reserve as of June 30, 2003 was R$7,413 (R$6,300 as of March 31, 2003).

PIS and COFINS (taxes on revenue)

TC and TCO are parties to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been totally accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of June 30, 2003 was R$31,358 (R$21,051 as of March 31, 2003).

b) Labor and civil

Include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$13,816 as of June 30, 2003 (R$9,631 as of March 31, 2003).

c) Other

These items correspond to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS, that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of the Company’s management, should be allocated to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

Management understood that there was an error in the allocation of the loans upon the spin-off, suspended the payment flow after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus a 6% annual interest.

In June 1999, TCO filed a lawsuit with a statement claiming that all assets corresponding to these loan and financing liabilities are owned by it, as well as the accessory items of these assets, and also claiming for indemnities for the installments paid.

In November 1999, management decided to transfer to the holding company, Tele Centro Oeste Celular Participações S.A., the liability arising from the loan originally payable to Telecomunicações Brasileiras S.A. - TELEBRÁS, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision was made dismissing the claims of Tele Centro Oeste Celular Participações S.A. in the declaratory action; however, on October 8, 2001, Tele Centro Oeste Celular Participações S.A. filed an appeal, which has not yet been judged.

The opinion of the Company’s legal counsel regarding the chances of unfavorable outcome of these contingencies is that they are probable as to the merit of the claim and possible as to the restatement index. The difference of contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$34,600.

Additionally, TC, GT and TCO are parties to several other civil and tax lawsuits totaling approximately R$66 million, for which no reserve for contingencies was recognized, based on legal counsel’s opinion.

19. LEASES

In the first half of 2003, TC and TCO had expenses under lease agreements totaling R$15,478 (R$7,300 in 2002). The outstanding obligation under such agreements, adjusted for exchange rates prevailing at June 30, 2003, is R$29,546, payable in quarterly installments through June 2005.

20. SHAREHOLDERS’ EQUITY

a) Capital

As of June 30, 2003, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

21. NET OPERATING REVENUE

	Consolidated
	06.30.03 (*)	06.30.02

Monthly subscription charges	647,940	473,347
Use of network	792,243	561,248
Roaming charges	32,345	24,570
Additional call charges	33,152	30,653
Interconnection	1,032,280	639,359
Additional services	66,597	14,522
Sale of products	569,033	317,098
Other services	7,983	2,748

Gross operating revenue	3,181,573	2,063,545

Deductions	(742,235)	(438,958)

Net operating revenue	2,439,338	1,624,587

(*)    Includes six months of GT operations and two months of TCO operations.

22. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	06.30.03 (*)	06.30.02

Personnel	(19,602)	(13,430)
Outside services	(83,638)	(55,110)
Connections	(48,922)	(37,063)
Rent, insurance and condominium fees	(43,887)	(37,265)
Interconnection	(157,617)	(118,592)
Taxes and contributions	(26,653)	(3,554)
Depreciation and amortization	(399,890)	(273,077)
Cost of products sold	(457,133)	(257,872)
Other	(5,394)	(2,838)

Total	(1,242,736)	(798,801)

(*)    Includes six months of GT operations and two months of TCO operations.

23. SELLING EXPENSES

	Consolidated
	06.30.03	06.30.02

Personnel	(60,554)	(37,818)
Supplies	(6,167)	(3,922)
Outside services	(291,850)	(123,403)
Rent, insurance and condominium fees	(13,226)	(5,969)
Taxes and contributions	(53,443)	(44,494)
Depreciation and amortization	(56,452)	(19,582)
Allowance for doubtful accounts	(36,625)	(43,766)
Other	(52,749)	(17,521)

Total	(571,066)	(296,475)

(*)    Includes six months of GT operations and two months of TCO operations.

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.03	06.30.02	06.30.03 (*)	06.30.02

Personnel	(3,317)	(1,510)	(48,052)	(25,895)
Supplies	(14)	(86)	(2,071)	(1,087)
Outside services	(9,756)	(6,438)	(107,995)	(73,382)
Advisory and consulting services	-	-	(32,645)	(24,002)
Rent, insurance and condominium fees	(43)	(652)	(14,743)	(9,448)
Taxes and contributions	(366)	(72)	(2,603)	(2,167)
Depreciation and amortization	(19)	(113)	(44,639)	(28,345)
Other	(123)	(10)	(2,064)	(340)

Total	(13,638)	(8,881)	(254,812)	(164,666)

(*)    Includes six months of GT operations and two months of TCO operations.

25. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	06.30.03	06.30.02	06.30.03(*)	06.30.02

Income:
Fines	-	-	12,623	8,146
Recovered expenses	1,421	-	2,268	463
Reversal of reserves	-	-	74,892	-
Suppliers’ rebates	-	-	19,065	-
Other	474	5,451	2,783	5,983

Total	1,895	5,451	111,631	14,592

Expenses:
Provision for contingencies	-	-	(12,473)	(39,579)
Goodwill amortization	(20,709)	-	(25,183)	(4,212)
Taxes other than on income	-	-	(19,810)	(11,797)
Amortization of preoperating expenses	-	-	(15,832)	-
Other	(22)	-	(6,592)	(5,030)

Total	(20,731)	-	(79,890)	(60,618)

(*)    Includes six months of GT operations and two months of TCO operations.

26. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06.30.03	06.30.02	06.30.03 (*)	06.30.02

Income:
Interest and other	83,345	8,017	123,984	33,915
Exchange variations on assets	616,065	377,788	1,558,935	917,191
PIS/COFINS on financial income	(5,391)	-	(3,098)	-

Total	694,019	385,805	1,679,821	951,106

Expenses:
Interest and other	(249,631)	(43,979)	(424,994)	(118,074)
Monetary/exchange variations on liabilities	(611,510)	(373,640)	(1,624,421)	(1,046,266)
Gain (loss) on derivatives	(92,061)	(42,965)	(262,512)	(49,195)

Total	(953,202)	(460,584)	(2,311,927)	(1,213,535)

Financial expenses, net	(259,183)	(74,779)	(632,106)	(262,429)

(*)    Includes six months of GT operations and two months of TCO operations.

27. TAXES ON INCOME

TCP and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 8. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	06.30.03	06.30.02

Income tax	(55,627)	-
Social contribution tax	(20,035)	-
Deferred income tax	(16,701)	(35,567)
Deferred social contribution tax	(4,411)	(12,802)

Total	(96,774)	(48,369)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	06.30.03	06.30.02	06.30.03	06.30.02

Loss before taxes	(393,709)	(468,596)	(234,372)	(420,227)

Income and social contribution tax credits at
combined statutory rate	133,861	159,323	79,686	142,877
Permanent additions:
Nondeductible expenses	-	-	(1,169)	(767)
Expired interest on capital	-	-	(793)	-
Equity pick-up	(49,937)	(132,732)	-	(165,130)
Permanent exclusions:
Equity pick-up	15,255	-	-	-
Integrity of shareholders’ equity	-	-	2,414	-
Other:
Unrecognized income and social
contribution taxes on tax losses	(30,069)	(26,591)	(33,745)	(27,224)
Unrecognized income and social
contribution taxes on temporary
differences	(5,772)	-	(160,630)	-
Offset of tax loss carryforwards of
unrecognized tax credits	-	-	16,440	-
Reclassification of interest on capital	(63,338)	-	-	-
Other	-	-	1,023	1,875

Income and social contribution tax charges	-	-	(96,774)	(48,369)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, which in its turn is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and holds 100% of Norte Brasil Telecom S.A. These operators provide cellular mobile services in the States of São Paulo, Paraná and Santa Catarina, and Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Amazonas, Roraima, Amapá, Pará and Maranhão, respectively, in accordance with the terms of concessions granted by the Federal Government. All these operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities.

The major market risks to which TC, GT and TCO are exposed include:

  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Of TC’s customers, 77% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in the first half of 2003 represented 2.99% of gross revenue (2.38% as of June 30, 2002). Of GT’s customers, 79.3% use prepaid services; delinquent receivables represented 3.60% in the first half of 2003 (1.7% as of June 30, 2002). Of TCO’s customers, 73% use prepaid services; delinquent receivables represented 2.4% in May and June 2003 (2.4% in the same period of 2002).

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. Delinquent receivables represented 1.68% of handset sales for TC for de first half of 2003 (1.7% as of June 30, 2002). At GT, delinquent receivables represented 2.98% of handset sales for the first half of 2003 (2.50% as of June 30, 2002). At TCO, delinquent receivables represented only about 0.49% of handset sales in May and June 2003 (0.31% in the same period in 2002).

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions and short-term borrowings in Brazilian reais. As of June 30, 2003, these operations amounted to R$4,014,549.

The Company is also exposed to fluctuations in TJLP and UMBND (local indices) on financing from BNDES. As of June 30, 2003, these operations amounted to R$820,939.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of June 30, 2003, these operations amounted to US$260,575 and €460,620.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

TC, GT and TCO utilize derivative financial instruments to protect against currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of June 30, 2003 is shown in the table below:

	US$	¥	€

Loans and financing	(788,141)	(3,843,302)	(464,986)
Hedge instruments	953,513	3,828,250	487,808

Net exposure	165,372	(15,052)	22,822

During the second quarter of 2003, the Company contracted operations to hedge its foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Loans and financing	(5,465,600)	(5,579,030)	(113,430)
Derivative instruments	701,559	419,880	(281,679)

Total	(4,764,041)	(5,159,150)	(395,109)

c) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

29. POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Telesp Celular and other PBS) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, TCP and its subsidiaries TC and TCO individually sponsor a defined benefit plan - PBS - Telesp Celular and PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

For 40.6% of the employees of TCP and its subsidiary TC, and 99% of the employees of TCO, there are individual defined contribution plans - the TCP Prev and the TCO Prev, established by Sistel in August 2000. The TCP Prev and the TCO Prev plans are maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC and TCO are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plans (PBS - Telesp Celular and PBS-TCO) were granted the option of migrating to the TCP Prev and TCO Prev plans. This option was extended to employees who did not participate in the PBS - Telesp Celular and PBS-TCO plans, as well as to all new hires. The Company’s contributions to TCP Prev and TCO Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first half of 2003, TCP and its subsidiaries TC and TCO contributed the amounts of R$3 and R$2, respectively, to PBS - Telesp Celular and PBS-TCO plans, and the amounts of R$1,091 and R$2,011 to the TCP Prev and TCO Prev plans, respectively.

The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2002, the total liability recognized amounted to R$1,750.

In the first half of 2003, the Company recognized the pro rata actuarial cost estimated for 2003, and recorded the amount of R$307 related to these costs.

30. CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of June 30, 2003, balances are as follows:

	Balances	Telesp	Consolidated
	on date	Celular
	of merger	spin-off	06.30.03	03.31.03

Balance sheet:
Merged goodwill	3,192,738	3,166,132	2,048,673	2,128,492
Merged reserve	(2,127,694	(2,110,932	(1,372,611)	(1,426,089)

Net effect equivalent to merged tax credit	1,065,044	1,055,200	676,062	702,403

			06.30.03	03.31.03

Statement of operations:
Goodwill amortization			(159,637)	(79,818)
Reversal of reserve			106,957	53,478
Tax credit			52,680	26,340

Effect on net income			-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance was classified in the balance sheet as a noncurrent asset under deferred taxes (Note 8).

31. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

  Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same Group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company’s network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators.

  Corporate management advisory - Represents Company payables in connection with corporate management advisory services provided by PT SGPS.

  Loans and financing - Represents intercompany loans with companies of the Portugal Telecom group.

  Services provided - The following services are provided by Group companies:

    Corporate services centralized at Telerj Celular S.A. and Telesp Celular S.A., transferred to subsidiaries at the cost effectively incurred.

    Call center services, provided by Dedic, to users of TC and GT telecommunication services.

    System development and maintenance services provided by PT Inovação.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated

	06.30.03	03.31.03	06.30.03	03.31.03

Assets:
Trade accounts receivable	-	-	109,824	115,467
Receivables from subsidiaries and affiliates	841,299	621,775	19,022	25,274
Liabilities:
Trade accounts payable	-	-	140,513	125,846
Loans and financing	1,391,420	1,540,655	2,152,144	2,430,788
Payables to subsidiaries and affiliates	140,604	140,535	27,340	40,701

	Company		Consolidated

	06.30.03	06.30.02	06.30.03	06.30.02

Statement of operations:
Revenue from telecommunication
services	-	-	631,465	606
Cost of services provided	-	-	(114,376)	(1,741)
Selling expenses	-	-	(45,239)	(17,504)
General and administrative expenses	-	-	(41,579)	-
Financial income (expenses), net	221,039	(347,046)	269,532	(668,475)
Other operating income (expenses), net	-	5,231	-	(18,553)

32. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of June 30, 2003, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts-R$

Operating risks	889,178
General civil liability	7,200
Vehicle fleet	400

33. SUBSEQUENT EVENTS

The Board of Directors of Telesp Celular Participações S.A., at the meeting held on July 10, 2003, approved the issue of debentures in the amount of R$700 million, with a five-year maturity. The purpose of the issue is to extend the Company’s debt profile, in place of the promissory notes launched in February 2003 and maturing in August 2003.

TELESP CELULAR PARTICIPAÇÕES S.A.
REPORTS RESULTS FOR THE SECOND QUARTER OF 2003

São Paulo, Brazil - July 24, 2003 - Telesp Celular Participações S.A. - TCP (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), announced today its consolidated results for the second quarter 2003 (2Q03). The closing share prices as of July 24, 2003 were: TSPP3 R$4.13/1,000 shares; TSPP4 R$4.57/1,000 shares; and TCP US$3.98/ADR (1:2,500 preferred shares). TCP is a Brazilian holding company that owns: (i) 100% of Telesp Celular S.A.; (ii) 100% of Global Telecom S.A.; and (iii) 61.1% voting interest (20.4% of total capital) of Tele Centro Oeste Celular Participações S.A. (“TCO”). TCP and its subsidiaries are part of the joint venture controlled by Portugal Telecom and Telefónica Móviles in Brazil, operating under the Vivo brand.

Financial and operating information contained in this press release, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis. Dollar figures are provided for the reader’s convenience at the June 30, 2003 exchange rate of R$2.8720 per U.S. dollar.

Highlights

TCP

In millions of R$	2Q03 TCP consolidated	2Q03 Excluding TCO	1Q03	% Change	2Q02	% Change

Total net operating revenue	1,512.0	1,180.6	927.3	27.3%	977.1	20.8%
Net revenue from services	1,258.5	979.3	820.7	19.3%	845.1	15.9%
Net revenue from handsets	253.6	201.3	106.6	88.8%	132.0	52.5%

Total operating cost	(975.0)	(775.3)	(519.8)	49.2%	(598.2)	29.6%

EBITDA	537.0	405.3	407.5	-0.5%	378.9	7.0%
EBITDA margin	35.5%	34.3%	43.9%	-9.6 p.p.	38.8%	-4.5p.p.
EBIT	243.5	144.8	159.0	-8.9%	166.7	-13.1%
Net loss	(262.2)	(277.8)	(131.5)	111.3%	(394.1)	-29.5%
LPS (R$)	n.a.	(0.24)	(0.11)	111.3%	(0.86)	-72.4%
LPADR (R$)	n.a.	(0.59)	(0.28)	111.3%	(2.15)	-72.4%
Number of shares (in billion)	1,171.8	1,171.8	1,171.8	458.4
CAPEX (YTD)	205	137	80	n.d.	182	-24.7%
CAPEX as % of revenue	6.3%	4.8%	8.6%	-3.8 p.p.	11.7%	-6.9p.p.
Operational cash flow (CF)	441.0	348.3	327.5	6.4%	264.9	31.5%

Telesp Celular

Customers (in thousand)		6,270	6,102	2,8%	5,521	13.6%
Postpaid		1,445	1,431	1.0%	1,403	3.0%
Prepaid		4,825	4,671	3.3%	4,118	17.2%
SAC (in R$)		161	125	28.8%	99	62.6%

Global Telecom

Customers (in thousand)		1,287	1,202	7.1%	940	36.9%
Postpaid		266	255	4.3%	262	1.5%
Prepaid		1,020	947	7.7%	678	50.4%
SAC (in R$)		110	163	-32.5%	128	-14.1%

Tele Centro Oeste

Customers (in thousand)		3,330	3,178	4.8%	2,700	23.3%
Postpaid		892	860	3.7%	748	19.3%
Prepaid		2,438	2,318	5.2%	1,952	24.9%
SAC (in R$)		123	147	-16.3%	104	18.3%

EBITDA - Earnings Before Interest, Taxes, Depreciation, Amortization and Equity.
EBITDA Margin - EBITDA/net operating revenues.
EBIT - Earnings Before Interest, Taxes and Equity.
Operational Cash Flow = EBITDA - Capex.
SAC - Subscriber Acquisition Cost (70% marketing expenses + dealers + handset subsidies)/gross additions.
Columns may not add up due to rounding.

Basis of Presentation

TCP now owns 100% of GT. Due to the fact that TCP only acquired control of GT on December 27, 2002, TCP recognized GT’s consolidated financial results from January to December 2002 using the equity method and fully consolidated GT’s balance sheet on December 31, 2002.

2Q02 figures in this press release are presented on a pro forma basis, consolidating 100% of GT to facilitate comparisons.

On April 25, TCP acquired 61.1% of TCO’s voting stake. Therefore, 2Q03 figures are consolidated with TCO as from May 1, 2003.

HIGHLIGHTS

Operating cash flow presented a significant increase of 31.5% in 2Q03, reaching R$348.3 million (US$121.3 million), after capital expenditures totaling R$96 million (US$33.4 million). Considering the consolidation of TCO, operating cash flow grew 66% compared to 2Q02.

The Company showed a significant improvement in its net loss, which was reduced by R$116.3 million (US$40.5 million) in 2Q03 compared to 2Q02. Net loss for the quarter was R$262.2 million (US$91.3 million).

Total net revenues grew 21% “yoy”, faster than the client base growth of 17%. TCO contributed to 22% of TCP’s total net revenues of R$1,512.0 million (US$526.5 million) in 2Q03.

TCP’s postpaid client base continued to grow, confirming the trend seen over the past few quarters, reaching 2.6 million.

A majority of the expenses related to the launch of the Company’s new brand, Vivo, are included in 2Q03. The impact in EBITDA margin is 1.8 p.p.

Personnel, G&A and other expenses represented 9.8% of total net revenues in 2Q03, a decrease of 2.5 p.p. compared to 12.3% in 2Q02, reflecting the Company’s effort to adopt best practices and achieve productivity gains.

Just after two months of the launch of the new brand, Vivo reached 25% of Top of Mind, three points ahead of the second ranking consumer brand.

Relevant Events

On April 25, TCP announced the closing of the acquisition of the controlling stake in TCO. The final price paid for the controlling shares amounted to R$1,506 million (US$524.4 million).

On June 12, TCP announced the issuance of US$150,000,000 Eurobonds with an 18-month maturity.

Subsequent Events

As of July 6, 2003, the “Código de Seleção de Prestadores - CSP” (Carriers Selection Code) was introduced for long distance (VC2 and VC3) and international wireless calls, in compliance with SMP rules. Therefore “Vivo” operating companies will no longer receive VC2 and VC3 revenues, instead receiving interconnection revenues for the use of their network on those calls.

TCP announced the roll-over for a five-year period, with annual interest renegotiations, of R$700 million (US$243.7 million) debentures issued in February 2003, which will come due in August 2003.

Area of Operations

TCP holds an authorization to provide wireless communication services in the States of São Paulo, Paraná and Santa Catarina. Also after the TCO acquisition, the Company now operates in more 11 States in Brazil and in the Federal District: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins totaling 6.34 million km2 and to 84.8 million inhabitants, equivalent to approximately 49% of the Brazilian population.

Brazil Client Base

According to data provided by ANATEL, the number of wireless users in Brazil rose from 30.6 million at the end of the second quarter of 2002 to 38.0 million in this second quarter of 2003.

Generation

TCP’s client base with 1XRTT service reached 525,000 in 2Q03, which represents 4.8% of total TCP’s client base, a significant increase of 53% compared to 343,000 clients in 1Q03.

TCP continues to expand 1XRTT coverage throughout its region, attending the increasing demand from its clients. In Telesp Celular’s operation, we already have full 1xRTT coverage in the metropolitan area of the city of São Paulo, ABCD region, Guarulhos, Osasco, Cubatão, Campinas, Itu, Jundiaí, Santos, Guarujá/Bertioga and, recently in June, we have permanently activated 1xRTT in the tourist region of Campos de Jordão in the Winter Festival which begun in that month.

Regarding Global Telecom, coverage includes the cities of Curitiba and São José dos Pinhais.

We plan to further expand our CDMA 1xRTT coverage by the end of 2003 to cover regions with strong business potential including TCO’s area of operation.

Financial Performance

Operating revenues

In millions of R$	2Q03 TCP consolidated	2Q03 Excluding TCO	1Q03	% Change	2Q02	% Change

Monthly subscription	337.7	313.1	310.2	0.9%	267.6	17.0%
Usage charges	624.6	428.9	233.1	84.0%	370.9	15.6%
Domestic	588.1	402.8	204.1	97.4%	343.2	17.4%
AD	21.5	14.2	11.7	21.4%	14.7	-3.4%
DSL	15.0	11.9	17.3	-31.2%	13.0	-8.5%

Network usage fees	598.7	469.4	433.6	8.3%	396.7	18.3%
Other	57.7	54.0	16.9	219.5%	12.9	318.6%
Operating revenues from services	1,618.7	1,265.4	993.8	27.3%	1,048.1	20.7%
Sale of equipment	386.3	320.2	182.7	75.3%	194.4	64.7%
Gross operating revenues	2,005.0	1,585.6	1,176.5	34.8%	1,242.5	27.6%
Total net operating revenues	1,512.0	1,180.6	927.3	27.3%	977.1	20.8%
Net revenue from services	1,258.5	979.3	820.7	19.3%	845.1	15.9%
Net revenue from handsets	253.6	201.3	106.6	88.8%	132.0	52.5%

Net Operating Revenues

Total net revenues grew 21% “yoy” totaling R$1,180.6 million (US$411.1 million), faster than the client base growth of 17%. This increase is a result of client base growth, especially an increasing postpaid client base, higher interconnection rates and a higher volume of sales.

TCO contributed 22% out of TCP’s total net revenues of R$1,512.0 million (US$526.5 million) in 2Q03.

Net Revenues from Services

Net revenues from services increased 15.9% in 2Q03 compared to 2Q02, reaching R$979.3 million (US$341.0 million), following a higher level of gross additions, an increase in the postpaid base, and higher interconnection rates.

TCO contributed 22% of TCP’s consolidated net revenues from services of R$1,285.5 (US$447.6 million) in 2Q03.

Wireless Data

Wireless data services experienced significant growth this quarter, including TCO operations of 131% compared to 2Q02. The focus was a group of nationwide campaigns targeting young audiences that have resulted in increased penetration in the client base of SMS (Short Message) and WAP services.

Net Revenues from Handsets Sales

Net revenues from handset sales increased 52.5% in 2Q03 compared to 2Q02, reaching R$201.3 million, mainly due to a higher volume of sales and higher unit sales price of handsets.

TCO contributed 21% of TCP’s consolidated net revenues from handsets of R$253.6 million (US$88.3 million) in 2Q03.

Operating costs

In millions of R$	2Q03 TCP consolidated	2Q03 Excluding TCO	1Q03	% Change	2Q02	% Change

Personnel	(71.3)	(53.4)	(56.9)	-6.2%	(45.1)	18.4%
Cost of services	(229.5)	(171.1)	(136.6)	25.3%	(151.4)	13.0%
Leased lines	(27.4)	(20.7)	(21.5)	-3.7%	(21.7)	-4.6%
Interconnection	(117.0)	(85.8)	(79.9)	7.4%	(66.8)	28.4%
Rent/Insurance/Condominium	(21.9)	(19.2)	(22.0)	-12.7%	(21.8)	-11.9%
Other	(63.2)	(45.4)	(13.2)	243.9%	(41.1)	10.5%

Cost of equipment sold	(322.0)	(252.0)	(135.1)	86.5%	(168.5)	49.6%
Selling expenses	(278.0)	(236.0)	(176.1)	34.0%	(153.7)	53.5%
Provision for bad debt	(29.7)	(19.1)	(6.9)	176.8%	(25.5)	-25.1%
Marketing expenses	(55.9)	(48.4)	(33.8)	43.2%	(24.9)	94.4%
Dealers	(36.4)	(26.6)	(24.5)	8.6%	(14.9)	78.5%
Other	(156.0)	(141.9)	(110.9)	28.0%	(88.4)	60.5%
General and administrative expenses and other	(74.2)	(62.8)	(15.1)	315.9%	(79.5)	-21.0%
Total operating costs	(975.0)	(775.3)	(519.8)	49.2%	(598.2)	29.6%

Operating Costs

Total operating costs grew 29.6% in 2Q03 compared to 2Q02, reaching R$775.3 million (US$270.0 million). 94% of the increase was impacted by commercial activities, which affect selling expenses, responsible for 46% of the increase, and costs of handsets, responsible for 47% of the increase. The increase in commercial activities reflects stronger marketing efforts and client retention costs, as a consequence of a slight increase in competition and the launch of the new Vivo brand in April, which is a nonrecurring expense.

The costs related to noncommercial activities, such as costs of services, grew below the inflation rate (“Índice Geral de Preços de Disponibilidade Interna - IGPDI”), 13.0% in 2Q03 compared to 2Q02, while IGPDI increased 26.9% in the period. G&A and personnel expenses decreased 6.7% in 2Q03 compared to 2Q02, reflecting the Company’s effort to adopt the best practices.

Cost of Handsets Sold

The 49.6% growth in cost of handset sold in 2Q03 compared to 2Q02 is a result of an increase in commercial activities, a higher volume of sales and a higher unit sales price of handsets.

TCO contributed 22% of TCP’s consolidated cost of handsets of R$322.0 million (US$112.1 million) in 2Q03.

Cost of Services

Cost of services increased 13.0% over 2Q02, totaling R$171.1 million (US$59.6 million) in 2Q03, mainly due to the interconnection rate increase in mid-February, and would have been stable excluding the interconnection rate increase.

TCO contributed 25% of TCP’s consolidated cost of services of R$229.5 million (US$79.9 million) in 2Q03.

Selling Expenses

Selling expenses in 2Q03 reached R$236.0 million (US$82.2 million), a 53.5% increase compared to 2Q02 and a 34.0% increase compared to 1Q03, reflecting stronger marketing efforts and client retention costs, as a consequence of a slight increase in competition and the launch of the new Vivo brand in April, which is a nonrecurring expense. A majority of the expenses related to the launch of the new brand are included in 2Q03. The impact in EBITDA margin is 1.8 p.p.

TCO contributed 15% of TCP’s consolidated selling expenses of R$278.0 million (US$96.8 million) in 2Q03.

Personnel, G&A and Other Expenses

Personnel, G&A and other expenses represented 9.8% of total net revenues in 2Q03, a decrease of 2.5 p.p. compared to 12.3% in 2Q02, reflecting the Company’s effort to adopt best practices and achieve productivity gains.

Bad Debt

Bad debt level represented 1.5% of gross revenues. This low level is a consequence of the quality of current postpaid client base and also to the tight credit control policy regarding dealers and corporate clients.

EBITDA

EBITDA increased 7% in 2Q03 compared to 2Q02, totaling R$405.3 million. The growth would have been 12% excluding the nonrecurring expense related to the launch of the new brand. Compared to 1Q03, EBITDA was quite stable and would have increased 4% excluding the launch of the new brand.

TCO contributed to 25% from R$537.0 million (US$187.0 million) of TCP’s EBITDA in 2Q03.

Financial Results

In millions of R$	2Q03 TCP consolidated	2Q03 Excluding TCO	1Q03	% Change	2Q02	% Change

Financial income	1,235.2	1,148.9	490.4	134.3%	1,082.3	6.2%
Exchange gains	1,146.6	1,100.9	458.0	140.4%	1,046.3	5.2%
Other financial income	88.6	48.0	32.4	48.1%	36.0	33.3%

Financial expenses	(1,614.9)	(1,551.4)	(742.8)	108.9%	(1,874.1)	-17.2%
Exchange losses	(1,181.0)	(1,183.0)	(443.5)	166.7%	(1,379.6)	-14.3%
Other financial expense	(235.3)	(223.8)	(189.7)	18.0%	(260.4)	-14.1%
(Gain) Loss hedge	(198.6)	(144.6)	(109.6)	31.9%	(234.1)	-38.2%

Net financial income (expense)	(379.7)	(402.5)	(252.4)	59.5%	(791.8)	-49.2%

Financial Results

Excluding proportionate consolidation of TCO, net financial expenses in 2Q03 decreased by 49% compared to 2Q02, due to a lower level of debt and a more efficient hedging strategy.

As anticipated in 1Q03, during 2Q03 we successfully completed the reversal of the excess hedge position in euros at Global Telecom, which represented a cash addition of R$247.1 million (US$86.0 million), net of R$42.4 million (US$14.8 million) of withholding tax that will be used by the Company as a tax credit, totaling R$289.5 million (US$100.8 million) gross contribution. Accounting losses recorded in the quarter due to this reversal amounted to R$135.6 million (US$47.2 million), but for the remainder of the year the Company will benefit from reduced financial expenses associated with the carrying cost and potential foreign exchange losses in connection with this position. Part of this cash generation was used to repay debt and part was invested in short-term instruments, which will also represent additional financial income for the Company.

As a result of this accounting loss and also as a result of R$48.4 million (US$16.9 million) in financial expenses incurred by the Company as a consequence of the acquisition of TCO, financial expenses amounted to R$402.5 million (US$140.1 million) in 2Q03 compared to R$252.4 million (US$87.9 million) in 1Q03.

Including proportionate consolidation of TCO, TCP’s financial expenses during 2Q03 amounted to R$379.7 million (US$132.2 million), a R$22.8 million (US$7.9 million) reduction compared to TCP excluding TCO, due to the net cash position contributed by TCO.

Operating Cash Flow

Operating cash flow presented a significant increase of 31.5% in 2Q03 reaching R$348.3 million (US$121.3 million), after capital expenditures totaling R$57 million (US$33.4 million). Considering the consolidation of TCO, operating cash flow grew 66% compared to 2Q02.

Net Result

Net loss was R$262.2 million (US$91.3 million) in the quarter. The Company showed a significant improvement in its net loss, which was reduced by R$116.3 million (US$40.5 million) in 2Q03 compared to 2Q02.

Debt

During 2Q03, we made a successful eurobond issue in the amount of US$150 million, the first issue in the year to come from a Brazilian nonexport company. The maturity of this debt is 18 months, which has improved our ratio of long-term debt as a percentage of total debt from 48.9% in 1Q03 to 57.5% in 2Q03, before consolidation of TCO. During 2Q03, we also started to fully consolidate TCO in our balance sheet. If we consider the consolidation of TCO, long-term debt as a percentage of total debt stands at 56.7%.

At the end of 2Q03, net debt before consolidation of TCO stood at R$3,895.5 million (US$1,356.4 million), representing a R$1,018.2 million (US$354.5 million) increase compared to R$2,877.3 million (US$1,001.8 million) in 1Q03. This increase reflects disbursements made during 2Q03 related to the purchase price of TCO in the amount of R$903.3 million (US$314.5 million) and the net effect of the reversal of the over hedge position in the amount of R$135.6 million (US$47.2 million).

Net debt considering full consolidation of TCO amounted to R$3,482.5 million (US$1,212.6 million), reflecting a net cash position of R$412.9 million (US$143.8 million) from TCO.

Loans and Financing

	June 30, 2003

In millions of R$	Dollar denominated	Euro denominated	Yene denominated	Real denominated

Financing with suppliers	21.9	-	-	-
Financial institutions	1,611.6	-	92.2	1,587.8
Associated companies	612.5	1,539.6	-	-

Total	2,246.0	1,539.6	92.2	1,587.8

In millions of R$	June 30,2003	June 30,2003	March 31,2003	June 30,2003

	TCP consolidated	Excluding TCO

Current	2,364.3	2,101.6	2,419.2	1,206.2
Noncurrent	3,101.3	2,844.9	2,316.9	4,692.4

Total indebtedness	5,465.6	4,946.5	4,736.1	5,898.6
Cash	1,281.5	335.0	259.5	149.4
Hedge	701.6	716.0	1,599.3	1,069.9

Net debt	3,482.5	3,895.5	2,877.3	4,679.3

Schedule for long-term repayment: June 2003

	Dollar denominated	Euro denominated	Real denominated

2003	-	-	-
2004	454.4	1377.6	116.3
2005	47.1	-	261.3
After 2005	642.4	-	202.2

Total	1143.9	1377.6	579.8

* Including pro forma GT.

TELESP CELULAR S.A. - OPERATING PERFORMANCE

Operational Ratios - Telesp Celular

	2Q03	1Q03	% Change	2Q02	% Change

Total number of subscribers (in thousands)	6,270	6,102	2.8%	5,521	13.6%
Contract	1,445	1,431	1.0%	1,403	3.0%
Prepaid	4,825	4,671	3.3%	4,118	17.2%
Area 1	3,896	3,850	1.2%	3,503	11.2%
Area 2	2,374	2,252	5.4%	2,108	17.6%
Analog	114	128	-10.9%	272	-58.1%
Digital	6,155	5,974	3.0%	5,249	17.3%
Mkt share in Area 1 (estimated, in the concession area)	67.1%	67.0%	0.1 p.p.	68.0%	-0.9 p.p.
Mkt share in Area 2 (estimated, in the concession area)	65.2%	65.0%	0.2 p.p.	66.0%	-0.8 p.p.
Total market share (%)	66.0%	66.0%	0 p.p.	67.0%	-1 p.p.
Net additions (in thousands)	168	42	300.0%	267	-37.1%
Contract	14	4	250.0%	29	-51.7%
Prepaid	154	37	316.2%	238	-35.3%
Churn in the quarter (%)	6.4%	7.3%	-0.9p.p.	5.3%	1.1 p.p.
ARPU (in R$ per month)	45	38	18.4%	46	-2.2%
Contract	114	109	4.6%	105	8.6%
Prepaid	25	17	47.1%	26	-3.8%
MOU total (minutes)	102	102	0.0%	109	-6.4%
Contract	217	218	-0.5%	207	4.8%
Prepaid	66	66	0.0%	74	-10.8%
Headcount (*)	2,430	2,399	1.3%	2,542	-4.4%
Subscribers/Headcount	2,580	2,544	1.4%	2,172	18.8%

(*) The figure reported in 1Q03 press release referred only to in-house employees. For a uniform criteria, we are reporting the number including in-house and outsourced employees (excluding Call Center).

Highlights

Client base rose 13.6% compared to 2Q02 and 2.8% compared to 1Q03, reaching 6,270 thousand clients.

Postpaid client base continued to grow, confirming the trend seen over the past few quarters, reaching 1,445 thousand clients. Corporate clients have continued to account for more than 70% of net additions. The sequential increase in postpaid clients reflects the Company’s strategy of focusing on high-end clients and client retention campaigns.

Postpaid ARPU increased 8.6% and 4.6% compared to 2Q02 and 1Q03, respectively, to R$114 (US$39.7), reflecting higher traffic volume and quality of current postpaid client base.

Despite the entrance of a new competitor, TCP’s market share in the State of São Paulo was maintained at 66% in this quarter. The Company managed to keep its market share by strengthening its marketing initiatives (the launch of the Vivo brand and seasonal campaigns) and by improving the quality of service rendered to clients.

Subscriber Acquisition Cost (SAC) at Telesp Celular in 2Q03 reached R$161 (US$56.1), which compares to R$99 (US$34.5) in 2Q02 and to R$125 (US$43.5) in 1Q03, reflecting stronger marketing efforts and higher subsidies, following a more competitive environment, and the expenses related to the launch of the new Vivo brand in April. Excluding marketing expenses related to the new brand, SAC would have reached R$128 (US$44.6) in 2Q03, a 29.3% and a 2.4% increase compared to 2Q02 and 1Q03, respectively.

GLOBAL TELECOM S.A. - OPERATING PERFORMANCE

Operational Ratios - Global Telecom

	2Q03	1Q03	% Change	2Q02	% Change

Total number of subscribers (in thousands)	1,287	1,202	7.1%	940	36.9%
Contract	266	255	4.3%	262	1.5%
Prepaid	1,020	947	7.7%	678	50.4%
Total market share (%)	42%	41%	1 p.p.	36%	6 p.p.
Net additions (in thousands)	85	25	240.0%	34	150.0%
Contract	11	3	266.7%	-25	-144.0%
Prepaid	74	22	236.4%	59	25.4%
Churn in the quarter (%)	4.1%	7.7%	-3,6p.p.	9.6%	-5,5p.p.
ARPU (in R$ per month)	35	34	2.9%	35	0.0%
Contract	77	73	5.5%	61	26.2%
Prepaid	24	23	4.3%	24	0.0%
MOU total (minutes)	94	91	3.3%	95	-1.1%
Contract	164	157	4.5%	127	29.1%
Prepaid	76	74	2.7%	81	-6.2%
Headcount - end of period (*)	686	728	-5.8%	679	1.0%
Subscribers/Headcount	1,876	1,651	13.6%	1,384	35.5%

(*)	The figure reported in 1Q03 press release referred only to in-house employees’ amount. For uniform criteria, we are reporting the number including in-house and outsourced employees (excluding Call Center).

Highlights

Net additions in the quarter reached 85 thousand, 150% higher compared to 2Q02, following the intensification of marketing initiatives. Compared to 1Q03, net additions increased 240%, mainly due to the campaigns related to commemorative dates and events in the quarter.

Postpaid net additions totaled 11,000, compared to a loss of 25,000 in 2Q02, as a result of more efficient collections criteria and focus on high end clients, primarily the corporate segment.

Market share grew to 42% in 2Q03 from 36% in 2Q02 and from 41% in 1Q03, being the only Band B operator to maintain this share. The market share increase was driven by strong marketing initiatives and efforts to acquire new clients. Therefore, the total client base rose 36.9% compared to 2Q02 and 7.1% compared to the previous quarter, reaching 1,287 thousand clients.

Postpaid ARPU in 2Q03 reached R$77 (US$26.8), 26.2% above 2Q02 and 5.5% above 1Q03, as a result of higher traffic volume and of interconnection rate increase in 1Q03.

Prepaid ARPU reached R$24 (US$8.4) in 2Q03, stable compared to the same period last year. Compared to 1Q03, prepaid ARPU rose 4.3%, reflecting higher traffic volume and interconnection rate increase in 1Q03.

Postpaid Minutes of Use (MOU) amounted to 164 in 2Q03, a 29.1% increase compared to 127 in 2Q02 and 4.5% increase compared to 1Q03, due to an enhanced quality of our postpaid client base and also due to promotional bonus minutes related to the campaigns in the quarter.

Blended MOU reached 94 in 2Q03, a slight 1.1% decrease compared to 95 in 2Q02 and a 3.3% increase compared to 1Q03.

Subscriber Acquisition Cost (SAC) at Global Telecom in 2Q03 totaled R$141 (US$49.1) per gross addition, which compares to R$128 (US$44.6) in 2Q02 and to R$163 (US$56.8) in 1Q03, basically reflecting the expenses related to the launch of the new Vivo brand in April. Excluding marketing expenses related to the new brand, SAC would have reached R$100 (US$34.8) in 2Q03, a 21.9% and a 38.7% decrease compared to 2Q02 and 1Q03, respectively.

Total net revenues increased 37.8% and 14.1% over 2Q02 and 1Q03, reaching R$160.1 million (US$55.7 million) in the quarter.

EBITDA increased 16.9% and 8.7% over 2Q02 and 1Q03, reaching R$31.1 million (US$10.8 million) in the quarter.

TELE CENTRO OESTE PARTICIPAÇÕES S.A.

OPERATING PERFORMANCE

Operating Data - Tele Centro Oeste Celular - Area 7

	2Q03	1Q03	Δ %	2Q02	Δ %

Total subscribers (thousand)	2,688	2,561	5.0%	2,200	22.2%
Postpaid	747	716	4.4%	625	19.5%
Prepaid	1,942	1,845	5.2%	1,575	23.3%
Analog	46	53	-13.3%	71	-35.2%
Digital	2,642	2,508	5.4%	2,129	24.1%
Estimated market share (%)	69.7%	71.7%	-2.0p.p.	75.8%	-6.1
Net additions (thousand)	128	92	39.0%	135	-5.3%
Postpaid	31	4	737.2%	36	-12.1%
Prepaid	96	88	9.4%	99	-2.8%
Churn in the quarter (%)	6.0%	4.1%	1.9 p.p.	4.8%	1.2p.p.
ARPU (R$/month)	44	40	9.8%	43	3.6%
Postpaid	93	83	12.0%	92	1.1%
Prepaid	26	23	9.0%	23	10.2%
Total MOU (minutes)	105	105	-0.1%	109	-3.1%
Postpaid	201	197	2.3%	212	-4.9%
Prepaid	61	62	-3.1%	66	-8.6%
Employees	1,239	1,213	2.1%	1,136	9.1%
Clients/Employees	2,170	2,111	2.8%	1,936	12.0%

Operating Data - Tele Centro Oeste Celular - Area 8

	2Q03	1Q03	Δ %	2Q02	Δ %

Total subscribers (thousand)	642	618	4.0%	501	28.2%
Postpaid	145	144	0.6%	123	17.7%
Prepaid	497	473	5.0%	377	31.7%
Estimated market share (%)	32.7%	34.3%	-1.6 p.p.	35.5%	-2.8
Net additions (thousand)	25	20	24.1%	49	-50.2%
Postpaid	1	(4)	-121.4%	12	-92.7%
Prepaid	24	24	-1.5%	37	-36.1%
Churn in the quarter (%)	8.5%	6.2%	2.3 p.p.	5.9%	2.6p.p.
ARPU (R$/month)	39	39	-0.4%	37	5.2%
Postpaid	95	90	5.1%	83	13.7%
Prepaid	23	23	-1.6%	22	2.7%
Total MOU (minutes)	105	108	-2.8%	107	-2.2%
Postpaid	223	224	-0.5%	223	0.2%
Prepaid	60	62	-3.0%	69	-12.9%
Employees	384	380	1.1%	348	10.3%
Clients/Employees	1,672	1,626	2.9%	1,439	16.2%

Highlights

TCO reached 3.3 million clients in 2Q03, increasing 22.2% in Area 7 and 28.2% in Area 8 compared to 2Q02.

Retention and loyalty campaigns have contributed to the 19% increase in postpaid client base.

Blended ARPU (average net revenue per user) in Area 7 was R$44 (US$15.3) in 2Q03, an increase of 3.6% over 2Q02. ARPU in Area 8 was R$39 (US$13.6), 5.2% higher than 2Q02.

Subscriber Acquisition Cost (SAC) at TCO in 2Q03 was R$123 (US$42.8) per gross addition, which compares to R$147 (US$51.2) in 2Q02 and to R$104 (US$36.2) in 1Q03. Excluding marketing expenses related to the new brand, SAC would have reached R$112 (US$39.0) in 2Q03, a 23.8% and a 7.7% decrease compared to 2Q02 and 1Q03, respectively.

Productivity increased 12.0% in Area 7 and 16.2% in Area 8, reaching 2,170 and 1,672 clients/employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.